Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income (loss) before provision (benefit) for income taxes, minority interests in consolidated subsidiaries, equity in net (income) loss of affiliates and cumulative effect of a change in accounting principle	$(541.4)	$323.2	$(653.4)	$(1,128.6)	$564.3
Fixed charges	226.9	235.9	254.4	228.6	207.2
Distributed income of affiliates	4.1	7.3	1.6	5.3	3.2

Earnings	$(310.4)	$566.4	$(397.4)	$(894.7)	$774.7

Interest expense	$190.3	$199.2	$209.8	$183.2	$165.5
Portion of lease expense representative of interest	36.6	36.7	44.6	45.4	41.7

Fixed charges	$226.9	$235.9	$254.4	$228.6	$207.2

Ratio of Earnings to Fixed Charges (1)	—	2.4	—	—	3.7

Fixed Charges in Excess of Earnings	$537.3	$—	$651.8	$1,123.3	$—

(1)	Earnings in 2008, 2006 and 2005 were not sufficient to cover fixed charges by $537.3 million, $651.8 million and $1,123.3 million, respectively. Accordingly, such ratios are not presented.